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Exhibit 3.7

I.D. NO#    D3859089
ACKN. NO. - 194C3077682
ASCO HEALTHCARE OF NEW ENGLAND, INC.

[STAMP]

ARTICLES OF INCORPORATION
OF
ASCO HEALTHCARE OF NEW ENGLAND, INC.

        FIRST: I, Melinda B. Antalek, whose post office address is c/o Ober, Kaler, Grimes and Shriver, 120 East Baltimore Street, Baltimore, Maryland 21202, being at least eighteen (18) years of age, hereby form a corporation under and by virtue of the General Laws of the State of Maryland.

        SECOND: The name of the corporation (the "Corporation") is ASCO HEALTHCARE OF NEW ENGLAND, INC.

        THIRD: The purposes for which the Corporation is formed are:

        (a)   To engage in the business of operating a pharmacy and supplying related pharmaceutical products and services to patients in health care facilities.

        (b)   To carry on the business described above and any other related or unrelated business and activity in the State of Maryland, in any state, territory, district, or dependency of the United States, or in any foreign country.

        (c)   To do anything permitted in Section 2-103 of the Corporations and Associations Article of the Annotated Code of Maryland, as amended from time to time.

        FOURTH: The post office address of the principal office of the Corporation in this State is 9401 Eagleton Lane, Gaithersburg, Maryland 20879. The name and post office address of the resident agent of the Corporation in this State are Milton S. Moskowitz, 9401 Eagleton Lane, Geithersburg, Maryland 20879. The resident agent is an individual actually residing in this State.

        FIFTH: The total authorized capital stock of the Corporation is Ten Thousand (10,000) shares without par value.

        SIXTH: The number of directors of the Corporation shall be five (5), which number may be increased or decreased pursuant to the By-Laws of the Corporation. So long as there are less than three (3) stockholders, the number of directors may be less than three (3) but not less than the number of stockholders. The names of the initial directors who shall act until the first annual meeting or until their successors are duly chosen and qualified are: Michael R. Walker, Richard R. Howard and Milton S. Moskowitz. The initial directors shall appoint two (2) additional directors at the first organizational meeting of the directors.

        SEVENTH: The Corporation shall have the power to indemnify, by express provision in its By-Laws, by Agreement, or by majority vote of either its stockholders or disinterested directors, any one or more of the following classes of individuals: (1) present or former directors of the Corporation, (2) present or former officers of the Corporation, (3) present or former agents and/or employees of the Corporation, (4) present or former administrators, trustees or other fiduciaries under any pension, profit sharing, deferred compensation, or other employee benefit plan maintained by the Corporation, and (5) persons serving or who have served at the request of the Corporation in any of these capacities for any other corporation, partnership, joint venture, trust, or other enterprises. However, the Corporation shall not have the power to indemnify any person to the extent such indemnification would be contrary to Section 2-418 of the Corporations and Associations Article of the Annotated Code of Maryland, or any statute, rule, or regulation of similar import.

        EIGHTH: Except for the limitations set forth in Section 2-205 of the Corporations and Associations Article of the Annotated Code of Maryland, as amended from time to time, the stockholders of the Corporation shall have preemptive rights with regard to any issuance of additional shares of stock of the Corporation.

        NINTH: In carrying on its business, or for the purpose of attaining or furthering any of its objects, the Corporation shall have all of the rights, powers, and privileges granted to corporations by the laws of the State of Maryland, as well as the power to do any and all acts and things that a natural person or partnership could do, as now or hereafter authorized by law, either alone or in partnership or conjunction with others. In furtherance and not in limitation of the powers conferred by statute, the powers of the Corporation and of its Directors and Stockholders shall include the following:

        (a)   The Corporation reserves the right to adopt from time to time any amendment to its Charter, as now or hereafter authorized by law, including any amendment that alters the contract rights, as expressly set forth in the Charter, of any outstanding stock.

        (b)   Except as otherwise provided in the Charter or By-Laws of the Corporation, as from time to time amended, the business of the Corporation shall be managed by its Board of Directors. The Board of Directors shall have and may exercise all of the rights, powers, and privileges of the Corporation, except only for those that are by law or by the Charter or By-Laws of the Corporation conferred upon or reserved to the Stockholders. Additionally, the Board of Directors of the Corporation is specifically authorized and empowered from time to time in its discretion:

          (1)   To authorize the issuance of shares of the Corporation's stock of any class, whether now or hereafter authorized, or securities convertible into shares of its stock, of any class or classes, whether now or hereafter authorized, for such consideration as the Board of Directors deems advisable, subject to such restrictions or limitations, if any, as may be set forth in the By-Laws of the Corporation;

          (2)   By articles supplementary to these Articles of Incorporation, to classify or reclassify any unissued shares by fixing or altering in any one or more aspects, before issuance of those shares, the preferences, conversion or other rights, voting powers, restrictions, qualifications, dividends, or terms or conditions of redemption of those shares, including but not limited to the reclassification of unissued common shares to preferred shares or unissued preferred shares to common shares;

          (3)   To borrow and raise money, without limit and upon any terms, for any corporate purposes; and, subject to applicable law, to authorize the creation, issuance, assumption, or guaranty of bonds, debentures notes, or other evidences of indebtedness for money so borrowed, to include therein such provisions as to redeemability, convertibility, or otherwise, as the Board of Directors, in its sole discretion, determines, and to secure the payment of principal, interest, or sinking fund in respect thereof by mortgage upon, or the pledge of, or the conveyance or assignment in trust of, all or any part of the properties, assets, and goodwill of the Corporation then owned or thereafter acquired.

        TENTH: To the full extent permitted under the Maryland General Corporation Law as in effect on the date hereof, or as hereafter from time to time amended, no director or officer shall be liable to the Corporation or to its stockholders for money damages for any breach of any duty owed by such director or officer to the Corporation or any of its stockholders. Neither the amendment or repeal of this Article, nor the adoption of any provision of these Articles of Incorporation inconsistent with this Article, shall eliminate or reduce the protection afforded by this Article to a director or officer or former director or officer of the Corporation with respect to any matter which occurred, or any cause of action, suit or claim which but for this Article would have accrued or arisen, prior to such amendment, repeal or adoption.

        IN WITNESS WHEREOF, I do hereby acknowledge these Articles of Incorporation to be my act this 5th day of April, 1994.

/s/ Melinda B. Antalek Melinda B. Antalek	(SEAL)

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ARTICLES OF INCORPORATION OF ASCO HEALTHCARE OF NEW ENGLAND, INC.